UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2026

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Decision on Capital Contribution Commitment

On June 25, 2026, in order to facilitate synergies with its artificial intelligence (“AI”) business, the board of directors of SK Telecom Co., Ltd. (the “Company”) approved the Company’s proposed acquisition of certain shares to be newly issued by SK hynix NAND Product Solutions Corp. (“SKHNPS”). Details of the proposed transaction are as follows:

1. Title	Decision on Capital Contribution Commitment for SK hynix NAND Product Solutions Corp.

2. Key Details

(1) The Company has decided to enter into a capital contribution commitment agreement for the acquisition of newly issued shares of SKHNPS.

(2) Details of SKHNPS

•

Company Name: SK hynix NAND Product Solutions Corp.

•

Country of Incorporation: United States

•

Representative: Hyunjong Song

•

Relationship to the Company: Affiliated company

•

Principal Business: Sales and research and development of semiconductors

•

Share Capital (Won): 2,605,346,779,092

•

Total Number of Shares Issued and Outstanding: 101,875

(3) Details of Acquisition

•

Number of Shares to be Acquired: 1,198

•

Aggregate Acquisition Value (Won): 738,384,000,000

•

Shareholding Ratio (%): 0.9

•

The Company’s Total Shareholders’ Equity (Won): 12,955,292,392,172

•

Ratio of Aggregate Acquisition Value to the Company’s Total Shareholders’ Equity: 5.70

•

Scheduled Acquisition Date: June 25, 2030

(4) Method of Acquisition: Cash

(5) Purpose of Acquisition: To facilitate synergies with the Company’s AI business by acquiring an equity stake in SKHNPS

3. Date of Resolution by the Board of Directors	June 25, 2026

• Attendance of Outside Directors	Present: 5; Absent: 0

4. Other Important Matters Relating to Investment Decision

•

The aggregate acquisition value set forth in Item 2(3) above has been translated into Won using the exchange rate of Won 1,538.30 per U.S. dollar as announced by Hana Bank on June 25, 2026, the date of the resolution by the Company’s board of directors, and may change depending on future exchange rate fluctuations.

•

The aggregate acquisition value set forth in Item 2(3) above represents the total amount of the Company’s expected capital contribution. The Company expects to make its capital contribution within the committed amount upon SKHNPS’s request for capital contribution payment.

•

The scheduled acquisition date set forth in Item 2(3) above refers to the last date on which the Company may make its capital contribution under the terms of the Company’s capital contribution commitment agreement.

•

The number of shares to be acquired, aggregate acquisition value, shareholding ratio, scheduled acquisition date and other matters set forth above may change subject to future developments relating to the transaction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Taehee Kim
(Signature)
Name:	Taehee Kim
Title:	Vice President

Date: June 26, 2026